Robert B. Little rittle@velaw.com
Tel 214.220.7931 Fax 214.999.7931
June 29, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-7010
Attention: Mellissa Duru

Re:	Mewbourne Energy Partners, 06-A, L.P. and Mewbourne Energy Partners, 07-A, L.P.
(collectively, the “Partnerships”)
Registration Statement on Form S-1
(File No. 333-131978)
Dear Ms. Duru:
          On behalf of the Partnerships, this letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) set forth in the letter dated June 19, 2006, to the above-referenced registration statement. Concurrently with filing this comment response letter with the Commission via EDGAR correspondence, the Partnerships are also filing with the Commission Amendment No. 2 to the registration statement (“Amendment No. 2”).
          In order to expedite the Staff’s review of the Partnerships’ response, we have numbered and reproduced below the full text of the Staff’s comment, which is followed by the Partnerships’ response. The Partnerships have incorporated changes in Amendment No. 2 where applicable. Unless otherwise defined herein, capitalized terms are used herein as defined in the registration statement.
          General
          1. We note your response to prior comment 6. As done in the response letter, please revise your disclosure to specify the circumstances in which the managing partner may exercise its discretion in choosing to accept a subscription for only $10,000.
          Response:

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

Securities and Exchange Commission June 29, 2006 Page 2
          In response to the Staff’s comment, disclosure consistent with the information provided in the response letter has been added to pages 1 and 32 of the prospectus.
          You will note that changes in addition to those described above have been made to Amendment No. 2. The Partnerships made these revisions in response to comments from state regulators and the NASD.
          In addition, concurrently with the filing of this comment response letter with the Commission via EDGAR correspondence, the Partnerships are also filing with the Commission via EDGAR correspondence their promotional and sales materials that were previously provided to you in hard copy form. I understand from our telephone conversation that the Staff has no comments on the promotional and sales materials.
          Thank you for your assistance with this filing. If you have any questions or comments regarding the foregoing, please call me at your convenience at (214) 220-7931.
Sincerely,
/s/ Robert B. Little
Robert B. Little
cc:     J. Roe Buckley (Mewbourne Development Corporation)